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PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED FEBRUARY 9, 2001)                     FILE NUMBER 333-54316

                         CALYPTE BIOMEDICAL CORPORATION

                         633,528 SHARES OF COMMON STOCK

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         On February 13, 2001, we issued a draw down notice to Townsbury Investments Limited ("TIL") in connection with the common stock purchase agreement dated November 2, 2000, subsequently amended January 24, 2001, evidencing a standby equity-based credit facility between us and TIL. This notice offered to sell up to $650,650 of our common stock to TIL based on the formula in the stock purchase agreement. The settlement period began on February 14, 2001, and ended on March 16, 2001, and settled on March 21, 2001. At the settlement, TIL purchased a total of 633,528 shares of our common stock at an average purchase price of $1.0270 per share, resulting in proceeds of $616,618, net of brokerage and escrow fees, being paid and released from escrow to us by TIL. Ladenburg Thalmann & Co. received $32,533 in brokerage fees and Epstein Becker & Green P.C. received $1,500 in escrow fees in connection with this drawdown.

         The attached prospectus relates to the resale of shares acquired by TIL pursuant to the stock purchase agreement. Because TIL may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

         We will not receive any of the proceeds from this sale of shares by TIL. However, we will receive the sale price of common stock sold to TIL. We expect to use the proceeds of this sale of common stock for general corporate purposes.

         This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 5 of the accompanying prospectus and on page 26 of our annual report on Form 10-K for the year ended December 31, 2000, which is being delivered to you with the accompanying prospectus, for a description of certain factors that should be considered by prospective Investors.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            The date of this Prospectus Supplement is March 22, 2001.